VIA OVERNIGHT COURIER AND EDGAR

April 17, 2008

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Brion Thompson, Esq.

Re:	Fixed Income SHares (File No. 811-9721)

Dear Mr. Thompson:

On behalf of Fixed Income SHares (the “Trust”), I am writing to respond to the comments you provided to me by telephone on April 8, 2008 and April 10, 2008 relating to Amendment No. 23 to the Registration Statement of the Trust (the “Amendment”), which relates solely to the Allianz Dresdner Daily Asset Fund, a series of the Trust (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on February 28, 2008 pursuant to Section 8(b) of the Investment Company Act of 1940 (“1940 Act”). Please note that the Amendment was filed pursuant to the 1940 Act only, and that the shares of beneficial interest of the Fund covered by the Amendment are not registered under the Securities Act of 1933, as amended. The Fund is currently closed to any new investment, and its shares are not currently being offered for sale.

Set forth below is a summary of the comments you provided and the Trust’s response thereto.

Principal Investment Strategies/Fundamental Investment Restriction

You referenced the sentence under the section “Principal Investment Strategies – Money Market Instruments” in Part A of the Registration Statement which provides: “The Fund may invest more than 25% of its total assets in securities or obligations of issuers in the financial services industries.” You also referenced the following policy of the Fund listed under “Investment Restrictions – Fundamental Investment Restrictions” in Part B (the Statement of Additional Information) of the Registration Statement: “ . . . the Fund may not:...(2) invest in a security if, as a result of such investment, more than 25% of its total assets (taken at market value at the time of such investment) would be invested in the securities of issuers in any particular industry, except that this restriction does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities (or repurchase agreements with respect thereto), securities of registered investment companies or securities or obligations issued by issuers in the financial services industries.”

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000

You suggested that the noted fundamental investment restriction is unclear as to whether the Fund will concentrate its investments in securities or obligations issued by issuers in the financial services industries, and suggested that the noted sentence in Part A be revised to clarify that the Fund’s policy is to concentrate in this regard. You further suggested that additional disclosure be added indicating the types of financial services industries in which the Fund invests to satisfy the policy.

You pointed to the SEC staff’s position that Section 8(b)(1)(E) of the 1940 Act requires a fund to disclose in its registration statement whether or not it intends to concentrate investments in a particular industry or group of industries, and does not give funds freedom of action to concentrate except in certain limited circumstances.1

Response: The requested changes will be made.

The noted sentence under “Principal Investment Strategies – Money Market Instruments” in Part A of the Registration Statement will be revised to read as follows:

Under normal market conditions, the Fund concentrates its investments (i.e., by investing more than 25% of its total assets, taken at market value as of the time of investment) in securities or obligations of issuers in the financial services industries, which industries include, but are not limited to, banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance, financial investment and real estate.

The Fund’s investment adviser has confirmed that the Fund has satisfied this concentration policy in practice since its inception and intends to continue to do so. For example, the investment adviser categorizes substantially all of the Fund’s investments listed in the Schedule of Investments in its most recent annual report to shareholders, dated October 31, 2007, as securities or obligations of issuers in the financial services industries, with predominant investments in the banking and investment banking, asset management and mortgage finance industries.

Conforming changes will also be made to other applicable disclosures in the Registration Statement.

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[1]

For instance, the SEC staff has advised that money market funds may declare an investment policy on industry concentration reserving freedom of action to concentrate investments in certain bank instruments issued by domestic banks, provided that certain related disclosures are included in the registration statement. See “Statements of Investment Policies of Money Market Funds Relating To Industry Concentration,” Investment Company Act Release No. 9011 (October 30, 1975).

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000

The changes will be reflected in an additional amendment to the Registration Statement relating to the Fund.

Disclosure of Portfolio Holdings

You noted that Item 11(f)(2) requires certain disclosures regarding any ongoing arrangements to make available information about an open-end fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. You requested that the section entitled “Disclosure of Portfolio Holdings” in Part B of the Registration Statement be revised to reflect any such arrangements with respect to the Fund and to disclose any other information required by Item 11(f)(2).

Response: The requested changes will be made.

The section entitled “Disclosure of Portfolio Holdings” in Part B of the Registration Statement will be revised to read, in its entirety, as follows:

Disclosure of Portfolio Holdings

The Board of Trustees has adopted, on behalf of the Fund, policies and procedures relating to disclosure of the Fund’s portfolio securities. These policies and procedures are designed to protect the confidentiality of the Fund’s portfolio holdings information and to prevent the selective disclosure of such information.

The Fund may disclose portfolio holdings information as required by applicable law or as requested by governmental authorities. Portfolio holdings will be publicly disclosed on a quarterly basis on forms required to be filed with the SEC as follows: (i) portfolio holdings as of the end of each fiscal year ending October 31 will be filed as part of the annual report filed on Form N-CSR; (ii) portfolio holdings as of the end of the fiscal quarter ending January 31 will be filed on Form N-Q; (iii) portfolio holdings as of the end of the six-month period ending April 30 will be filed as part of the semi-annual report filed on Form N-CSR; and (iv) portfolio holdings as of the end of the fiscal quarter ending July 30 will be filed on Form N-Q. The Trust’s Form N-CSRs and Form N-Qs will be available on the SEC’s website at www.sec.gov.

Disclosure of the Fund’s portfolio holdings information that is not publicly available (“Confidential Portfolio Information”) may be made to Dresdner Advisors, the Administrator and to the Fund’s principal underwriter. In addition, Dresdner Advisors may distribute (or authorize the Fund’s custodian to distribute) Confidential Portfolio Information to the Fund’s service providers that require access to such information in order to fulfill their contractual duties with respect to the Fund and to facilitate the review of the Fund by ratings agencies; provided that such disclosure is limited to the information that Dresdner Advisors or the Administrator believes is reasonably necessary in connection with the services to be provided.

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000

Before any disclosure of Confidential Portfolio Information to unaffiliated third parties is permitted, however, Dresdner Advisors’ Chief Compliance Officer (or persons designated by Dresdner Advisors’ Chief Compliance Officer) must determine that, under the circumstances, disclosure is in, or not opposed to, the best interests of the Fund. Furthermore, the unaffiliated recipient of Confidential Portfolio Information must be subject to a written confidentiality agreement that prohibits any trading upon the Confidential Portfolio Information. Dresdner Advisors may not receive any compensation or other consideration for disclosing the Confidential Portfolio Information.

The Fund has ongoing arrangements to make Confidential Portfolio Information available to the following service providers or ratings agencies:

Name of Vendor	Type of Service	Frequency	Lag Time
PricewaterhouseCoopers LLP	Independent Registered Public Accounting Firm	varied	n/a
Ropes & Gray LLP	Legal Counsel	varied	n/a
Standard & Poor’s	Ratings Agency	daily	1 day
State Street Bank and Trust Co.	Custodial Services	daily	n/a

In addition, as noted above, the Fund is currently closed to any new investment, and its shares are not currently being offered for sale. It has a limited number of shareholders, for which the Fund serves as a vehicle for the investment of cash collateral received in connection with the securities lending program administered by Dresdner Bank-NY. Dresdner Advisors currently discloses all portfolio holdings of the Fund to all existing shareholders on a weekly basis.

Exceptions to these procedures may only be made if the Trust’s Chief Executive Officer and Chief Compliance Officer determine that, under the circumstances, such exceptions are in, or not opposed to, the best interests of the Fund and if the recipients are subject to a confidentiality agreement that prohibits any trading upon the Confidential Portfolio Information. All exceptions must be reported to the Board of Trustees. Dresdner Advisors shall have primary responsibility for ensuring that the Fund’s portfolio holdings information is only disclosed in accordance with these policies. As part of this responsibility, Dresdner Advisors must maintain such internal informational barriers as it believes are reasonably necessary for preventing the unauthorized disclosure of Confidential Portfolio Information. The Trust’s Chief Compliance Officer shall confirm at least annually that the procedures and/or processes of Dresdner Advisors are reasonably designed to comply with these policies regarding the disclosure of portfolio holdings.

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000

The changes will be reflected in an additional amendment to the Registration Statement relating to the Fund.

* * * * *

As requested, on behalf of the Trust, I acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

I believe that this letter addresses the SEC staff’s comment. Should you have any further questions, please do not hesitate to call me at (212) 739-3222 or David C. Sullivan of Ropes & Gray LLP, counsel to the Trust, at (617) 951-7362. Thank you for the opportunity to respond to your comments.

Very truly yours,
/s/ Thomas J. Fuccillo
Thomas J. Fuccillo Senior Vice President & Senior Counsel
cc:	William V. Healey, Esq.

David C. Sullivan, Esq.

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000